ORANGE AND ROCKLAND
PRESIDENT AND CHIEF OPERATING OFFICER
LEAVES COMPANY


     Pearl River, NY, August 8, 1997 - Effective today, Larry S.

Brodsky, Orange and Rockland's President and Chief Operating

Officer, has left the Company to pursue other interests.  Mr.

Brodsky had been with the Company in that capacity since January

1996.

     The decision whether to fill the vacancy created by Mr.

Brodsky's departure  is under consideration.

     Orange and Rockland serves an area of 1,350 square miles and an estimated population of 671,000 in southeastern New York

State, northern New Jersey and northeastern Pennsylvania.  It generates, distributes and sells electricity, and distributes and sells natural gas.